EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Six months ended
	June 30,	Year	Year	Year	Year	Year
	2013	2012	2011	2010	2009	2008
EARNINGS

Income before income taxes*	$3,288	$6,351	$6,031	$5,755	$4,632	$5,108

Add:

Interest expense (including amortization of capitalized interest)	90	191	206	220	236	231

Interest component of the ESOP benefit expense	—	—	—	—	1	3

Portion of rent under operating leases representative of the interest component	50	92	85	81	76	77

Less:
Equity in undistributed income of 20-50% owned companies	—	3	4	4	4	6

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$3,428	$6,631	$6,318	$6,052	$4,941	$5,413

FIXED CHARGES

Interest on debt (including capitalized interest)	90	194	206	218	246	243

Interest component of the ESOP benefit expense	—	—	—	—	1	3

Portion of rent under operating leases representative of the interest component	50	92	85	81	76	77

TOTAL FIXED CHARGES	$140	$286	$291	$299	$323	$323

RATIO OF EARNINGS TO FIXED CHARGES	24.5	23.2	21.7	20.2	15.3	16.8

*2009 results included net pre-tax charges of $194 million related to restructuring actions partially offset by a gain on sale of real estate. 2008 results included net pre-tax charges of $269 million, with charges related to restructuring actions, exit activities and a loss on sale of businesses partially offset by a gain on sale of real estate.